SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           FORM 12B-25
                   NOTIFICATION OF LATE FILING

                         SEC FILE NUMBER
                             0-22494

                          CUSIP NUMBER
                           03070Q 10 1
(Check one)

/  /  Form 10-K and Form 10-KSB     /  /  Form 11-K
/  /  Form 20-F     /X/  Form 10-Q and Form 10-QSB     /  /  Form
N-SAR

     For the period ended March 31, 1998

/  /  Transition Report on Form 10-K and Form 10-KSB
/  /  Transition Report on Form 20-F
/  /  Transition Report on Form 11-K
/  /  Transition Report on Form 10-Q and 10-QSB
/  /  Transition Report on Form N-SAR

     For the transition period ended ____________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ___________________________________________________

                             PART I
                     REGISTRANT INFORMATION

Full Name of Registrant:  Ameristar Casinos, Inc.

Former              Name,             if              Applicable:
____________________________________________________

Address of Principal Executive Office (street and number):   3773
Howard Hughes Parkway, Suite 490 South

City, State and Zip Code:  Las Vegas, Nevada  89109
                                PART II
                     RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     /X/  (a)  The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

      /X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the fifteenth day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      /   /   (c)   The  accountant's statement or other  exhibit
required by Rule 12b-25(c) has been attached if applicable.

                            PART III
                            NARRATIVE

State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     Certain information necessary for the completion by the Registrant of certain disclosures in the Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (the "Form 10-Q"), particularly those relating to certain anticipated future operating results and trends, only became available to management of the Registrant on May 14, 1998. Management of the
     Registrant is evaluating this information in the context of the Registrant's operations generally and the preparation of the Form 10-Q. Such evaluation could not be completed to permit the filing of the Registrant's Form 10-Q within the prescribed time period.

                             PART IV
                        OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification: Thomas M. Steinbauer, Senior Vice
President and Chief Financial Officer, (702) 567-7000.

       (2)   Have  all  other  periodic  reports  required  under
Section  13  or 15(d) of the Securities Exchange Act of  1934  or
Section 30 of the Investment Company Act of 1940 during
      the preceding 12 months or for such shorter period that the
Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                            /X/  Yes     /  /  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            /X/  Yes     /  /  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that the financial statements to be included in the Registrant's report on Form 10-Q will reflect that (i) consolidated net revenues increased from approximately $49.6 million in the quarter ended March 31, 1997 to approximately $61.4 million in the quarter ended March 31, 1998, (ii) income from operations (before preopening costs of approximately $10.6 million in the 1998 quarter) decreased from approximately $7.0 million in the quarter ended March 31, 1997 to approximately $4.1 million in the quarter ended March 31, 1998, (iii) income from operations decreased from approximately $7.0 million in the quarter ended March 31, 1997 to a loss of approximately $6.5 million in the quarter ended March 31, 1998, and (iv) net income decreased from approximately $2.5 million in the quarter ended March 31, 1997 to a loss of approximately $6.6 million in the quarter ended March 31, 1998.

     The primary reason for these changes is the commencement of operations by the Registrant at The Reserve Hotel Casino on February 10, 1998. Additional reasons for the changes in income from operations and net income are declines in operating income at the Registrant's facilities in Jackpot, Nevada and Council Bluffs, Iowa, partially offset by improved operating performance at the Registrant's Vicksburg, Mississippi facilities.

     The above-described changes in results of operations have been previously disclosed in a press release issued by the Registrant on May 13, 1998.

                     AMERISTAR CASINOS, INC.
        (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     May 15, 1998             By:  /s/ THOMAS M. STEINBAUER
                              Thomas M. Steinbauer
                              Senior Vice President and
                              Chief Financial Officer